As filed with the Securities and Exchange Commission on May 25, 2004
 ==============================================================================
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                              --------------------
                                   SCHEDULE TO
                                  (Rule 13e-4)
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 1)
                              --------------------
                          Vishay Intertechnology, Inc.
                       (Name of subject company (issuer))
                              --------------------
                          Vishay Intertechnology, Inc.
                 (Names of filing persons (identifying status as
                        offeror, issuer or other person))
        Liquid Yield Option(TM) Notes due 2021 (Zero Coupon-Subordinated)
                         (Title of class of securities)
                             928298AC2 and 928298AD0
                     (CUSIP numbers of class of securities)
                                Richard N. Grubb
                          Vishay Intertechnology, Inc.
                               63 Lincoln Highway
                        Malvern, Pennsylvania 19355-2120
                                 (610) 644-1300

      (Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)
                              --------------------
                                   Copies To:

          Avner Z. Lahat, Esq.                   Abbe L. Dienstag, Esq.
      Vishay Intertechnology, Inc.         Kramer Levin Naftalis & Frankel LLP
           63 Lincoln Highway                       919 Third Avenue
    Malvern, Pennsylvania 19355-2120            New York, New York 10022
             (610) 644-1300                          (212) 715-9100

                              --------------------

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

     |_|  third-party tender offer subject to Rule 14d-1.
     |X|  issuer tender offer subject to Rule 13e-4.
     |_|  going-private transactionH subject to Rule 13e-3.
     |_| amendment to Schedule 13D under Rule 13d-2. Check the following box if the filing is a final amendment reporting the results of the tender
          offer:   |_|
==============================================================================

      This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO, originally filed by Vishay Intertechnology, Inc., a Delaware corporation, with the Securities and Exchange Commission on May 5, 2004. This Tender Offer Statement on Schedule TO is filed by Vishay Intertechnology, Inc., a Delaware corporation. This Schedule TO relates to the option of the holders of Vishay's Liquid Yield OptionTM Notes due 2021 (Zero Coupon-Subordinated) (LYONs)* to require Vishay to purchase their LYONs on the purchase date of June 4, 2004. The option is exercisable upon the terms and subject to the conditions set forth in the indenture referred to below, the company notice/prospectus, dated May 5, 2004, the LYONs and the related offer materials, copies of which are incorporated by reference as exhibits to this Schedule TO. The option will expire at 5:00 p.m., New York City time, on June 3, 2004, the day prior to the purchase date. The LYONs were issued pursuant to an indenture, dated as of June 4, 2001, between the Company and The Bank of New York, as trustee.

Item 7. Source and Amount of Funds or Other Consideration

      (d) On May 24, 2004, Vishay Intertechnology, Inc. entered into a Consent and First Amendment to Vishay Intertechnology, Inc. Second Amended and Restated Long Term Revolving Credit Agreement, effective as of May 14, 2004.

      The amendment provides for lender consent to the corporate restructuring of certain subsidiaries of Vishay, permits subsidiary guarantees of certain equipment leases and revises and clarifies the conditions under which Vishay and its subsidiaries may extend loans to one another. In addition, in connection with the execution of the amendment, certain additional Vishay subsidiaries, which have become "significant subsidiaries" as that term is defined under the credit agreement, have become parties to various security and guaranty documents.

      The amendment to the credit agreement, together with the addition of the new significant subsidiaries as parties to the security and guaranty documents, removes any impediment to Vishay's borrowing under the credit agreement in order to fund the purchase of the LYONs, in the event Vishay is required to make payment in cash.

Item 12. Material to be Filed as Exhibits.

         Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(b)(2) Consent and First Amendment to Vishay Intertechnology, Inc. Second Amended and Restated Long Term Revolving Credit Agreement, dated as of May 14, 2004 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K filed on May 25, 2004).



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* "Liquid Yield Option" and "LYON" are trademarks of Merrill Lynch & Co., Inc.



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


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2004

                                    VISHAY INTERTECHNOLOGY, INC


                                    By: /s/ Richard N. Grubb
                                       -------------------------------

                                       Executive Vice President and
                                       Chief Financial Officer




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